

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Dr. Whitney Haring-Smith
Chief Executive Officer
Anzu Special Acquisition Corp I
12610 Race Track Road, Suite 250
Tampa, FL 33626

> **Re: Anzu Special Acquisition Corp I**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 30, 2023**
> **File No. 333-271920**

Dear Dr. Whitney Haring-Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed June 30, 2023

Q. Will Anzu enter into any financing arrangements in connection with the Business Combination?, page xiv

1.   We note your amended disclosure in response to comment 2. Please briefly describe the "ertain customary adjustments in the event of certain events affecting the price of the New Envoy Class A Common Stock."

Interests of the Sponsor and Anzu's Directors and Officers in the Business Combination, page 11

2.   We note your response to previous comment 25, but we are not persuaded by your response. Please provide your analysis of how purchases under your forward purchase agreement will comply, and how the extension support agreements described at the

bottom of page 11 comply, with Rule 14e-5. Specifically, please provide additional detail explaining how the agreement satisfies the requirement in the exemption in 14e-5(b)(7)(ii) that the agreement is "unconditional and binding on both parties," given your disclosure that "[p]ursuant to the terms of the Forward Purchase Agreement, Seller intends, but is not obligated, to purchase . . . shares of Anzu Class A Common Stock" (emphasis added). Alternatively, please provide the disclosure required by Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), and ensure that the required conditions are met.

Risk Factors
Certain of our directors, director nominees . . ., page 36

3. We note your amended disclosure in response to comment 13. Please amend your disclosure to briefly describe the duties or obligations of the relevant directors with respect to the entities discussed, including fiduciary duties or contractual obligations.

The Proposed Charter will provide that the Court of Chancery . . ., page 80

4. Please revise this risk factor, and your discussion of the warrant agreement exclusive forum provision on page 251, to disclose the risks that the exclusive forum provision may both limit a warrant holder's ability to bring a claim and potentially increase costs for investors to bring a claim.

Unaudited Pro Forma Condensed Combined Financial Statements, page 129

5. We note your response to comment 19. Please expand your disclosure to discuss the impact to the financial statements on a pro forma basis should the working capital loan be converted into warrants.

6. We note your response to comment 20, please clarify the reason that the $10 million convertible promissory note with the shareholder is not presented as a liability on the pro forma balance sheets, given the note will be funded prior to the merger and the maturity date is December 31, 2025.

Representations, Warranties, and Covenants, page 144

7. We note your amended disclosure in response to comment 22, including "material representations and warranties: . . . litigation and actions pending or threated against . . . Envoy or any settlements related thereto." Given your risk factor disclosure that Envoy is currently a party to litigation, please clarify the representation or warranty related to litigation and the potential impact, if any, of the disclosed litigation on the merger agreement.

8. We note your amended disclosure on page 144 that the representations and warranties included a representation by Anzu that there would be at least $43,913,470 in the trust account. Please amend your filing, including your risk factors and background of the

business combination, to disclose this minimum cash condition. In your background discussion, please disclose how the parties arrived at this minimum cash condition, including any negotiations and relative positions of each party to the merger.

Background of the Business Combination, page 159

9.   We note your revisions in response to previous comment number 28 and reissue the comment. Please revise your disclosure throughout this section to include detailed descriptions of negotiations relating to material terms of the business combination and related transactions, including, but not limited to, the key terms of the PIPE Transaction; the Sponsor Support Agreement, including the Sponsor agreeing to forfeit certain securities; the proposed Envoy Conversions and the cancellation of outstanding Envoy options for nominal consideration; the determination to enter into the Forward Purchase Agreement and the key terms of the agreement, including the Shortfall Warrants; the determination to enter into the Envoy Bridge note and the key terms of the note, including the purpose of the note and any conflicts of interest considered; the initial valuation for Envoy of $150.0 million and any related negotiations; the agreements with Key Shareholders; and the Exchange Offer. In your revised disclosure, please explain the reasons for such agreements and terms, each party's position on such issues, and how you reached agreement on the final terms and agreements. For example, where you disclose statements such as "[p]rincipal terms were discussed, including what terms would be acceptable to shareholders for Envoy and Anzu," describe the terms, negotiations, each party's position on these issues, and ultimately how the parties came to a final agreement. This is one example only, and changes should be made to your discussion throughout this section.

10.   We note your disclosure in response to comment 33 that Anzu engaged MCRA to conduct diligence with respect to the Acclaim implant device and its potential for insurance reimbursement. Please disclose whether the Anzu board received a due diligence report from MCRA, and if so, please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A, or tell us why you do not believe you are required to do so.

Side Letters with Legacy Forward Purchasers, page 159

11.   We note your amended disclosure in response to comment 27, including that "[n]otwithstanding the termination of the Legacy Forward Purchase Agreements described above, the side letter agreements between Anzu and the Legacy Forward Purchasers remain in full force and effect as of the date of this proxy statement/prospectus." Please clarify the purpose of the side letter agreements, including why these agreements remain in full force and effect notwithstanding the termination of the Legacy Forward Purchase Agreements. Please also file the side letter agreements as exhibits to your registration statement or tell us why you believe you are not required to do so.

The Anzu Board's Reasons for the Business Combination, page 167

12.   We note your response to previous comment 34 and reissue in part. Please amend your disclosure to describe the Board's reasoning in deciding to forego obtaining a fairness opinion and describe the relevant expertise of the board members. Also, please identify the management and financial, legal, tax and accounting advisors consulted by management to the extent any differ from those discussed in the Background of the Business Combination section.

13.   We note the your revisions in response to previous comment 35, including that the Anzu Board considered, among other factors, the revenues, earnings and market capitalizations of the incumbent competitors currently selling partially-implanted medical devices, and the capture of market share by analogous medical device companies. Please revise to describe the Board's methodology for identifying comparable companies and describe the analyses performed to arrive at the valuation of Envoy. Additionally, please remove the reference to other public listing transactions and their valuation methods or explain how the valuations of these other companies are relevant to Envoy's valuation. Finally, please clarify why the opportunity for holders of Anzu Class A Common Stock to exchange their shares for Series A Preferred Stock provided additional comfort that the valuation of Envoy was reasonable.

14.   We note your disclosure referencing "[t]hird party diligence providers" and industry-relevant consultants, including that these entities provided diligence regarding the potential timing for FDA approval and reimbursement. Please revise to identify these providers.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Anzu
Liquidity and Capital Resources, page 180

15.   We note your response to comment 37, including your amended disclosure that "following industry developments, one of the two underwriters from our initial public offering unconditionally resigned and $4,462,500 of the $14,875,000 deferred underwriter discount was forgiven. In February 2023, the remaining underwriter resigned from its role in the Business Combination and thereby waived its entitlement to $10,412,500 in deferred underwriting fees solely with respect to the Business Combination." Please identify the relevant underwriters in your disclosure and provide a detailed discussion of the reasons underlying the resignation of both of these underwriters, including the "industry developments" that caused one of the two underwriters to resign, and the reasons underlying the resignation of the second underwriter. In your discussion, and where appropriate throughout your registration statement, please address the following:

   •   We understand that the underwriters in your SPAC IPO intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with the underwriters.

- Please describe what relationship existed between the underwriters and Anzu after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.

- Tell us whether the underwriters were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that whether the underwriters claim no role in the SPAC's business combination transaction and whether the underwriters have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

- Please tell us whether you are aware of any disagreements with the underwriters regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet the underwriters are waiving such fees. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

- Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Acclaim's Market Opportunity, page 188

16. We note your revisions throughout this section in response to previous comment 38 and reissue in part. Please provide a citation to the referenced articles and, at each source's first instance, include language summarizing the material conclusions of such literature. With regard to citations, footnotes may be useful.

17. We note your response to comment 39, and your amended disclosure in response to the comment that "although the process of obtaining FDA approval is uncertain, and we may not obtain approval on that timeline or at all; and "FDA approval is not guaranteed and

each step of the process may take longer than we have planned." Please amend your disclosure, here and throughout the description of Envoy's business and market opportunity, to provide a detailed discussion of the challenges you face in corporate growth, distribution capabilities and partnerships, and product development, if regulatory approvals are delayed or not received. This disclosure should balance your prominent discussions of your device's competitive strengths.

Market Competition, page 189

18. We note your disclosure here that Cochlear Ltd. is the leading cochlear implant device manufacturer with approximately 60% of global market share, and your disclosure that "[w]hile there is some overlap between hearing aid and cochlear implant use, candidates for cochlear implants are no longer appropriate hearing aid candidates. As a result, we believe the competition between hearing aid and cochlear implant manufacturers for the same clinical patient population is minimal." Given your disclosure that Cochlear Ltd. is a cochlear implant device manufacturer, please clarify the relevance of your above statement about hearing aids. In addition, please describe your competitive position with respect to the other of the "three major cochlear implant manufacturers."

General

19. Where appropriate throughout your filing, including but not limited to your risk factors, please disclose certain interests of the Envoy directors and officers, to include, but not limited to, a reference to the GAT Convertible Note, including that this note will convert into 74.8 million shares of Envoy common stock immediately prior to the business combination, and the relationship between Randy Nitzsche, Glen Taylor, and Northland Securities, Inc. Refer to Item 18(a)(5)(i) of Form S-4.

20. We note your amended disclosure in response to comment 88. Please provide a maximum redemption scenario, or tell us why you do not believe you are required to do so.

21. We note your response to comment 49, and your amended disclosure on pages 5 and 60 of the registration statement. However, your amended disclosure does not appear to be completely responsive to our comment. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Your presentation should show the impact on each entity's relative ownership in the combined company for each significant source of dilution.

You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:　　David Slotkin